3/21/2002

T315



02007183

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49769

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FUTREX TRADING, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 S. WACKER DRIVE STE 1611
(No. and Street)

CHICAGO (City) ILLINOIS (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACQUELINE SLOAN (312) 663-8466
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVID & BERNSTEIN LLP
(Name — if individual, state last, first, middle name)

230 WEST MONROE, SUITE 330, CHICAGO, IL 60606
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/02

OATH OR AFFIRMATION

I, DON STOLZNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FUTREX TRADING, LLC, as of 12/31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



OFFICIAL SEAL
PATRICIA A RHODES
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/06/06

Signature

Controller

Title

Patricia A. Rhodes

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAVID &
BERNSTEIN LLP

Certified Public Accountants

- John V. Basso, CPA
- Mark T. Jason, CPA
- Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The Members
Futrex Trading, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Futrex Trading, LLC as of December 31, 2001, and the related statements of operations and changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the members. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Futrex Trading, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17-a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ravid & Bernstein LLP

February 26, 2002

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782 4710 ♦ Fax 312/782 4711

FUTREX TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 24,000
Due from clearing organization	3,469,736
Receivables	468,292
Marketable securities, at market value	54,901,466
Exchange memberships	1,798,139
Property and equipment (net of depreciation)	367,801
Other assets	19,159
JBO preferred stock	10,000
	$ 61,058,593

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Due to clearing organization	$ 148,009
Securities sold, not yet purchased, at market value	52,807,832
Notes payable, members	479,027
Accrued expenses	2,368,901
	55,803,769
Subordinated borrowings	1,500,000
Members' capital	3,754,824
	$ 61,058,593

See Notes to Financial Statements.

FUTREX TRADING, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2001

REVENUES:		
Trading income, net of commissions		$ 16,413,567
EXPENSES:		
Payroll	7,122,252	
Group insurance	201,067	
Seat lease	1,571,661	
Interest expense, members	47,633	
Exchange fees	454,680	
Professional fees	204,553	
Office rent	163,783	
Travel & entertainment	83,302	
Office expense	424,118	
Miscellaneous - U.K.	150	
Depreciation expense	87,081	
Total Expenses		10,360,280
NET INCOME		6,053,287
MEMBERS' CAPITAL, BEGINNING OF YEAR		6,957,979
CAPITAL CONTRIBUTIONS		-
CAPITAL WITHDRAWALS		(9,256,442)
MEMBERS' CAPITAL, END OF YEAR		$ 3,754,824

See Notes to Financial Statements.

FUTREX TRADING, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

OPERATIONS:		
Net income	$ 6,053,287	
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation	87,081	
Changes in operating assets and liabilities:		
Increase in trading account equity	3,908,591	
Decrease in receivables	373,766	
Decrease in other assets	10,015	
Decrease in accrued expenses	(626,203)	
Net cash provided by operations		$ 9,806,537
INVESTING ACTIVITIES:		
Purchase of fixed assets		(231,015)
FINANCING ACTIVITIES:		
Repayment of long-term debt	(313,529)	
Capital withdrawals	(9,256,442)	
Net cash used in financing activities		(9,569,971)
NET INCREASE IN CASH		5,551
CASH, BEGINNING OF YEAR		18,449
CASH, END OF YEAR		$ 24,000

SUPPLEMENTAL CASH FLOW DISCLOSURE:

Cash paid during the year for interest	$ 8,497,728

See Notes to Financial Statements.

FUTREX TRADING, LLC
NOTES TO FINANCIAL STATEMENTS

1. Organization:

Futrex Trading, LLC ("Company") was organized under the Limited Liability Company Act of Illinois on January 5, 1996. The business of the Company is to engage in market making activity in the trading of stock, stock options, futures and options thereon, on organized exchanges in the United States. The Company has been registered as a Broker/Dealer with the Securities and Exchange Commission (SEC), the Chicago Mercantile Exchange (CME) and a member of the Chicago Board Options Exchange (CBOE). The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and the Company does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing member of the Exchanges.

2. Significant Accounting Policies:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Proprietary securities transactions together with related revenues and expenses are recorded on a trade date basis. Securities and commodities owned are reflected at market value with the resulting unrealized gains and losses reflected in income.

In the normal course of business, the Company enters into transactions in exchange-traded financial futures contracts, including options thereon and options on securities which are used primarily to hedge certain proprietary securities and commodities positions and commitments. The contracts are valued at market with the resulting unrealized gains and losses reflected currently in income.

Exchange memberships are recorded at cost or, if a non-temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Property and equipment are depreciated using straight line and accelerated methods over the estimated useful lives of the reported assets. See Note 12.

A Limited Liability Company ("LLC") does not pay federal income taxes. Each member is responsible for reporting income (loss) based upon his or her share of the income (loss) of the Company. The Company is subject to Illinois Replacement tax.

3. Financial Instruments:

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Account Standards No. 107, and are reflected in the statement of financial condition at market or fair values.

Financial Accounting Standards No. 105 requires disclosure of information about financial instruments with off-balance sheet risk and financial instruments with concentration of credit risk. Under this statement, financial futures contracts and options on financial futures contracts are considered to be financial instruments, while commodity futures and options on commodity futures contracts are not. In the normal course of business, the Company enters into transactions in financial instruments with varying degree of off-balance sheet risk. These financial instruments include *corporate equity securities and options, and exchange traded financial futures*, including options thereon. The trading conducted is in the normal course of a market maker's operation on an exchange. See Note 6 regarding derivatives.

4. Securities Owned and Sold But Not Yet Purchased:

Marketable securities owned and sold but not yet purchased consist of trading and investment securities at quoted market values, as detailed below.

	Owned	Sold, not yet purchased
Equities	$ 376,238	$ 1,079,721
Options	54,525,228	51,728,111
	$ 54,901,466	$ 52,807,832

The options stated above represent derivative financial instruments. See Note 6.

5. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2001 the Company had net capital of $3,050,721, which was $2,894,984 in excess of its required capital.

6. Derivative Financial Instruments:

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statement also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

The Company enters into transactions involving futures contracts, options on futures contracts and options on stock for trading purposes, or to hedge other positions or transactions. These contracts are marked to market daily and involve elements of market risk in excess of the amounts recognized in the statements of financial instruments held or issued by the Company at December 31, 2001. Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

The notional or contractual amounts presented below do not necessarily represent the amounts which are potentially subject to risk. In addition, the measurement of risk is meaningful only when all related and offsetting transactions are identified, and the Company generally limits its risk by holding or purchasing offsetting positions. Open contracts or notional amounts at December 31, 2001, are as follows:

	Held	Written
Options	$ 3,742,421,887	$ 3,643,128,807
Financial Futures Contracts	$ 8,304,453	$ 5,531,913

The Company's principal trading activities are primarily with brokers and other market makers on exchanges throughout the United States.

7. Principal Transaction Revenues:

During 2001 the Company's principal transaction revenues consisted of equity activities (including equity shares, options, futures on stock indexes, options on stock indexes) totaling $16,413,567.

8. Receivable From Clearing Organization:

The amount due from clearing organization results primarily from the proceeds of stock and option sales and gains from futures transactions. The Company clears all transactions through a clearing organization pursuant to a clearing agreement. At December 31, 2001, substantially all assets of the Company are deposited with the clearing organization.

9. JBO Preferred Stock:

The investment represents preferred restricted stock in the Company's clearing organization. As such, the stock is not readily marketable, and is carried at cost.

10. Seat Leases:

Seats are leased by the Company on a month-to-month basis at currently negotiated rates.

11. Office Lease:

Office space is leased by the Company from its clearing organization on a month-to-month basis at currently negotiated rates. Total rent expense for 2001 was $163,783.

12. Property and Equipment:

Property and equipment is summarized as follows:

Leasehold improvements	$200,944
Computers & equipment	527,868
Furniture & fixtures	91,376
	820,188
Less: accumulated depreciation	452,387
	$367,801

13. Employee Benefit Plan:

The Company has a noncontributory 401(k) salary reduction plan available to all employees meeting prescribed service requirements.

14. Subordinated Borrowings:

The Company has a note payable to its clearing organization under a subordination agreement, bearing annual interest at the prime rate plus one percent, due October 19, 2002. The balance of $1,500,000 is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for continued compliance with minimum net capital requirements they may not be repaid.

15. Notes Payable, Members:

The notes are collaterized by memberships in the Chicago Mercantile Exchange. Terms are as follows:

Payable in monthly installments of $ 9,527.78 through June 2003, plus interest at Prime + 1%	$ 162,304
Payable in monthly installments of $ 4,740.00 Through May 2003, plus interest at the Small Business Rate	80,560
Payable in monthly installments of $ 5,468.75 Through December 2003, plus interest at Prime + 1%	127,092
Payable in monthly installments of $ 6,416.67 Through June 2003, plus interest at Prime + 1%	109,071
	$ 479,027

FUTREX TRADING, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total members' capital, end of year	$ 3,754,824
Add:	
Subordinated borrowings	1,500,000
Less:	
Non-allowable assets	(2,195,099)
Foreign currency fee	(1,326)
Haircuts required	(7,678)
NET CAPITAL	3,050,721
Minimum capital requirement	155,757
EXCESS NET CAPITAL	$ 2,894,964
EXCESS NET CAPITAL AT 1000%	$ 2,817,201

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 2,335,196
Ratio: Aggregate indebtedness to Net Capital	76.54% to 1

RAVID & BERNSTEIN LLP

Certified Public Accountants

- John V. Basso, CPA
- Mark T. Jason, CPA
- Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

The Members
Futrex Trading, LLC

In planning and performing our audit of the financial statements of, Futrex Trading, LLC for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Futrex Trading, LLC that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782 4710 ♦ Fax 312/782 4711

employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, management has informed us that the controller exercises close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Mercantile Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Raich & Bernstein LLP

February 26, 2002